

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Nicholas Goodman
President and Chief Financial Officer
Brookfield Corporation
Brookfield Place
181 Bay Street, Suite 100
Toronto, Ontario, Canada M5J 2T3

  Re: Brookfield Corporation
    Form 40-F for the Fiscal Year Ended December 31, 2024
    File No. 001-15160

Dear Nicholas Goodman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction